FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Ameriquest Mortgage Securities Inc.	0001102913
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, July 26, 2004, Series 2004-R8	**333-112203**

Name of Person Filing the Document
(If Other than the Registrant)

04039140

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 26, 2004

AMERIQUEST MORTGAGE SECURITIES INC.

By: [signature]
Name: John P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

TERM SHEET

$613,730,000

(Approximate Offered Certificates)

Asset-Backed Pass-Through Certificates Series 2004-R8

July 19, 2004

Ameriquest Mortgage Securities Inc.

AMERIQUEST® MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc.
(Depositor)

Ameriquest Mortgage Company and Town and Country Credit Corporation
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

Deutsche Bank | Morgan Stanley | RBS Greenwich Capital

TERM SHEET DATED July 19, 2004

Ameriquest Mortgage Securities Inc.
Asset-Backed Pass-Through Certificates, Series 2004-R8

$613,730,000

(Approximate Offered Certificates)

Subject to Revision

Class	Approximate Size ($)	Type[1,2]	WAL (yrs) Call[3] / Mat[4]	Principal Payment Window Call[3] / Mat[4]	Pmt Delay (days)	Interest Accrual Basis	Stated Final Maturity	Expected Ratings S&P/Moody's/ Fitch/DBRS	Initial Credit Enhancement (%)
Offered Certificates									
A-2	133,500,000	FLT/SEQ/SNR	0.75 / 0.75	1 - 17 / 1 - 17	0	Actual/360	Sep 2034	AAA/Aaa/AAA/AAA	12.75%
A-3	151,600,000	FLT/SEQ/SNR	3.00 / 3.00	17 - 68 / 17 - 68	0	Actual/360	Sep 2034	AAA/Aaa/AAA/AAA	12.75%
A-4	49,880,000	FLT/SEQ/SNR	7.13 / 8.80	68 - 90 / 68 - 204	0	Actual/360	Sep 2034	AAA/Aaa/AAA/AAA	12.75%
A-2, A-3, A-4 can be combined and offered as a single Pass-Through Certificate									
A-2	334,980,000	FLT/PT/SNR	2.72 / 2.97	1 - 90 / 1 - 204	0	Actual/360	Sep 2034	AAA/Aaa/AAA/AAA	12.75%
M-1	63,750,000	FLT/MEZZ	5.08 / 5.59	39 - 90 / 39 - 153	0	Actual/360	Sep 2034	AA+/Aa1/AA+/AA (high)	10.20%
M-2	50,000,000	FLT/MEZZ	5.07 / 5.54	39 - 90 / 39 - 144	0	Actual/360	Sep 2034	AA/Aa2/AA/AA	8.20%
M-3	31,250,000	FLT/MEZZ	5.05 / 5.49	38 - 90 / 38 - 136	0	Actual/360	Sep 2034	AA-/Aa3/AA-/AA (low)	6.95%
M-4	25,000,000	FLT/MEZZ	5.05 / 5.45	38 - 90 / 38 - 130	0	Actual/360	Sep 2034	A+/A1/A+/A (high)	5.95%
M-5	25,000,000	FLT/MEZZ	5.05 / 5.40	38 - 90 / 38 - 124	0	Actual/360	Sep 2034	A/A2/A/A	4.95%
M-6	25,000,000	FLT/MEZZ	5.04 / 5.32	37 - 90 / 37 - 117	0	Actual/360	Sep 2034	A-/A3/A-/A (low)	3.95%
M-7	18,750,000	FLT/MEZZ	5.03 / 5.23	37 - 90 / 37 - 108	0	Actual/360	Sep 2034	BBB+/Baa1/BBB+/BBB (high)	3.20%
M-8	18,750,000	FLT/MEZZ	5.03 / 5.11	37 - 90 / 37 - 100	0	Actual/360	Sep 2034	BBB/Baa2/BBB/BBB	2.45%
M-9	21,250,000	FLT/MEZZ	4.87 / 4.87	37 - 89 / 37 - 89	0	Actual/360	Sep 2034	BBB-/Baa3/BBB-/BBB (low)	1.60%
Non-Offered Certificates									
A-1[5]	1,846,270,000	FLT/SNR	Not Offered		0	Actual/360	Sep 2034	AAA/Aaa/AAA/AAA	12.75%
M-10	15,000,000	FLT/MEZZ	Not Offered		0	Actual/360	Sep 2034	BB+/Ba1/BB+/BB (high)	1.00%
CE		N/A	Not Offered		N/A			N/R	N/A
P	100	N/A	Not Offered		N/A			N/R	N/A
R	N/A	N/A	Not Offered		N/A			N/R	N/A

(1) The interest rate on each of the Certificates is subject to the related Net WAC Rate Cap.
(2) The Certificates will accrue interest at a rate not greater than the Maximum Cap Rate.
(3) To 10% Optional Termination at the pricing speed.
(4) To maturity at the pricing speed.
(5) The Class A-1 Certificates will receive the benefit of a Certificate Insurance Policy issued by the Certificate Insurer.

Pricing Speed ("PPC")

Fixed-Rate Mortgage Loans	2% CPR growing to 20% CPR over 10 months
Adjustable-Rate Mortgage Loans	27% CPR

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R8

Part I: Key Terms

Parties:

Depositor: Ameriquest Mortgage Securities Inc.

Originators: Ameriquest Mortgage Company and Town and Country Credit Corporation.

Master Servicer: Ameriquest Mortgage Company.

Trustee: Deutsche Bank National Trust Company.

Mortgage Insurance Provider: Mortgage Guaranty Insurance Corporation.

Certificate Insurer: Financial Security Assurance Inc. The Certificate Insurer will issue a financial guaranty insurance policy for the benefit of the Class A-1 Certificates only (the "Certificate Insurance Policy"). The Certificate Insurer will guarantee that the Insured Certificates will receive timely interest payments and ultimate payment of principal. The Certificate Insurer will have certain rights with respect to the transaction as specified in the pooling and servicing agreement.

Co-Lead Underwriters: Deutsche Bank Securities Inc., Greenwich Capital Markets, Inc. and Morgan Stanley & Co. Incorporated.

Co-Managers: Barclays Capital Inc., Goldman Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Collateral

Mortgage Loans: As of the Collateral Selection Date, 15,477 adjustable-rate and fixed-rate, first-lien, closed-end, subprime mortgage loans with LTVs at origination not in excess of 95% and an aggregate scheduled principal balance as of the Cut-off Date of approximately $2,500,000,756. References to percentages or balances herein are with respect to the Collateral Selection Date Mortgage Loans and are based on the aggregate scheduled principal balance of such Mortgage Loans on the Cut-off Date. For the purpose of calculating interest and principal on the Class A Certificates, the Mortgage Loans have been divided into two loan groups, designated as follows:

Group I Mortgage Loans: 14,572 Adjustable-Rate and Fixed-Rate Mortgage Loans as of the Collateral Selection Date, with an aggregate scheduled principal balance as of the Cut-off Date of approximately $2,116,067,229 and with principal balances at origination that conform to principal balance limits of Fannie Mae and Freddie Mac.

Group II Mortgage Loans: 905 Adjustable-Rate and Fixed-Rate Mortgage Loans as of the Collateral Selection Date, with an aggregate scheduled principal balance as of the Cut-off Date of approximately $383,933,527 and with principal balances at origination that may or may not conform to principal balance limits of Fannie Mae and Freddie Mac.

Up to 10% of the Mortgage Loans identified on the Collateral Selection Date will be deleted and other Mortgage Loans will be included in the pool of Mortgage Loans delivered on the Closing Date. Notwithstanding any such additions or deletions, the characteristics of the pool of Mortgage Loans delivered on the Closing Date are not expected to differ materially from the characteristics of the Mortgage Loans identified on the Collateral Selection Date and described herein, although the range of mortgage rates and maturities and certain other characteristics of the Mortgage Loans set forth in Part IV will vary.

Primary Mortgage Insurance Policy: Approximately 73.53% of the Mortgage Loans (by aggregate scheduled principal balance) as of the Collateral Selection Date will be covered by a mortgage insurance policy (the "PMI Policy") issued by the Mortgage Insurance Provider. For each of those Mortgage Loans, the Mortgage Insurance Provider provides insurance coverage, subject to certain caveats, down to 60% of the value of the related mortgaged property.

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R8

Dates:

Cut-off Date:	The close of business on August 1, 2004.
Collateral Selection Date:	July 1, 2004.
Distribution Dates:	The 25th day of each month or, if the 25th day is not a business day, the next business day, beginning in September 2004.
Record Date:	Adjustable-Rate Certificates: the close of business on the business day immediately preceding the Distribution Date. Retained Certificates: the close of business on the last business day of the month preceding the month in which the Distribution Date occurs.
Expected Pricing Date:	The week of July 19, 2004.
Expected Closing Date:	On or about August 5, 2004.

Designations:

Certificates:	Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R8.
Adjustable-Rate Certificates:	Class A Certificates and Class M Certificates.
Class A Certificates:	Class A-1, Class A-2, Class A-3 and Class A-4 Certificates.
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates.
Offered Certificates:	Class A Certificates (other than the Class A-1 Certificates) and Class M Certificates (other than the Class M-10 Certificates).
Non-Offered Certificates:	Class A-1, Class M-10, Class CE, Class P and Class R Certificates.
Retained Certificates:	Class CE, Class P and Class R Certificates.
Group I Certificates:	Class A-1 Certificates, which evidence interests in the Group I Mortgage Loans.
Group II Certificates:	Class A-2, Class A-3 and Class A-4 Certificates, which evidence interests in the Group II Mortgage Loans.
Sequential Pay Certificates:	Class A-2, Class A-3 and Class A-4 Certificates.
Insured Certificates:	Class A-1 Certificates.

Other Terms:

Source for Calculation of One-Month LIBOR:	Moneyline Telerate page 3750.
ERISA:	Subject to the considerations in the prospectus supplement, the Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.
SMMEA Eligibility:	Class A, Class M-1, Class M-2 and Class M-3 Certificates.
Federal Taxation:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R8

Part II: Definitions/Description of the Certificates

Determination Date:	The 10th day of the month or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	For each Distribution Date, the period from the second day of the immediately preceding month to the first day of the month in which such Distribution Date occurs.
Prepayment Period:	For the first Distribution Date, the Cut-off Date to and including the initial Determination Date, and for all other Distribution Dates, the day after the prior Determination Date to and including the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Basis:	For any Distribution Date will be Actual/360. The Adjustable-Rate Certificates will settle flat and will have no payment delay.
Administrative Fee Rate:	The sum of (a) the Servicing Fee Rate (0.50% per annum), (b) the Trustee Fee Rate (0.00085% per annum) and (c) the PMI Insurer premium fee rate, if applicable.
Expense Adjusted Net Mortgage Rate:	The mortgage rate of each Mortgage Loan minus the Administrative Fee Rate.
Expense Adjusted Net Maximum Mortgage Rate:	The per annum rate equal to the applicable maximum mortgage rate (or the mortgage rate for such Mortgage Loan in the case of the fixed-rate Mortgage Loans) of each Mortgage Loan minus the Administrative Fee Rate.
Optional Termination:	The Master Servicer and the NIMs Insurer, if any, in that order, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date provided that the consent of the Certificate Insurer will be required if such Optional Termination will cause a claim under the Certificate Insurance Policy or if any amount owed to the Certificate Insurer will not be fully reimbursed after the termination.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Credit Enhancement:	Excess Interest. Overcollateralization ("OC"). Subordination. Primary Mortgage Insurance Policy. Certificate Insurance Policy (for the Class A-1 Certificates only).
Initial Overcollateralization Target Percentage:	Approximately 1.00%.
Overcollateralization Floor:	The aggregate principal balance of the Mortgage Loans as of the Cut-off Date multiplied by 0.50%.

Overcollateralization Target Amount: For any Distribution Date, (i) prior to the Stepdown Date, an amount equal to the Initial Overcollateralization Target Percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date, provided a Trigger Event is not in effect, the greater of (x) 2x the Initial Overcollateralization Target Percentage of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and (y) the Overcollateralization Floor or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Stepdown Date: The earlier of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later of (A) the 37th Distribution Date and (B) the date that the Credit Enhancement Percentage for the Class A Certificates is greater than or equal to 2x the Class A Initial Credit Enhancement Percentage.

Credit Enhancement Percentage: The percentage obtained by dividing (x) the aggregate Certificate Principal Balance of each class of Certificates with a lower distribution priority by (y) the aggregate principal balance of the Mortgage Loans.

Class	Initial CE%	Target CE% On/After Stepdown Date
A	12.75	2x Initial CE%
M-1	10.20	2x Initial CE%
M-2	8.20	2x Initial CE%
M-3	6.95	2x Initial CE%
M-4	5.95	2x Initial CE%
M-5	4.95	2x Initial CE%
M-6	3.95	2x Initial CE%
M-7	3.20	2x Initial CE%
M-8	2.45	2x Initial CE%
M-9	1.60	2x Initial CE%
M-10	1.00	2x Initial CE%

Overcollateralization Reduction Amount: For any Distribution Date, the lesser of (A) the Principal Remittance Amount on such Distribution Date and (B) the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (calculated for this purpose only after assuming that 100% of the Principal Remittance Amount on such Distribution Date has been distributed) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Overcollateralized Amount: For any Distribution Date will be the excess, if any, of (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments received or advanced on or before the related Determination Date and principal prepayments received during the related Prepayment Period) over (b) the sum of the aggregate Certificate Principal Balances of the Offered Certificates and the Non-Offered Certificates (other than the Class CE Certificates), after giving effect to distributions to be made on such Distribution Date.

Net Monthly Excess Cashflow: For any Distribution Date, the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds over the sum of (i) the monthly interest accrued and any unpaid interest on the Class A Certificates and the monthly interest accrued on the Class M Certificates, (ii) the premium and reimbursements payable to the Certificate Insurer and (iii) the Principal Remittance Amount.

Allocation of Losses: Any Realized Losses on the Mortgage Loans on any Distribution Date will first be absorbed by the Class CE Certificates. If on any Distribution Date as a result of Realized Losses on the Mortgage Loans, the aggregate certificate principal balance of the Class A and Class M Certificates exceeds the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period, such excess (the "Realized Loss Amount") will be allocated in the following order: Class M-10, Class M-9, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A Certificates or the Class P Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses are allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M may be distributed to the holders of those Certificates from Net Monthly Excess Cashflow, sequentially, as described in the Pooling and Servicing Agreement.

Net WAC Rate Cap: Class A Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Mortgage Loans in the related loan group and with respect to the Class A-1 Certificates minus the premium fee rate payable to the Certificate Insurer, multiplied by a fraction, the numerator of which is the principal balance of the Insured Certificates and the denominator of which is the Group I Mortgage Loan Balance (in each case, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).

Class M Certificates: The per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal balance of the related Class A Certificates), of (i) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans minus the premium fee rate payable to the Certificate Insurer multiplied by a fraction, the numerator of which is the principal balance of the Insured Certificates and the denominator of which is the Group I Mortgage Loan Balance and (ii) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).

Pass-Through Rate: For any Distribution Date, the lesser of (x) the related Formula Rate for such Distribution Date and (y) the related Net WAC Rate Cap for such Distribution Date.

Formula Rate: For any Distribution Date and any class of Adjustable-Rate Certificates, the lesser of (i) LIBOR plus the applicable certificate margin and (ii) the related Maximum Cap Rate.

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R8

Maximum Cap Rate: The Maximum Cap Rate for any Distribution Date and each class of Adjustable-Rate Certificates is calculated in the same manner as the related Net WAC Rate Cap, but based on the Expense Adjusted Net Maximum Mortgage Rates of the applicable Mortgage Loans rather than the Expense Adjusted Net Mortgage Rates of the applicable Mortgage Loans, plus the excess, if any, of the then applicable maximum rate set forth in the related Interest Rate Corridor over the then applicable strike rate set forth in such Interest Rate Corridor (such excess to be adjusted for the mismatch, if any, between the applicable notional balance and the principal balance of the applicable Certificates for such Distribution Date).

Coupon Step-up: After the Optional Termination Date, if the Master Servicer (or NIMs Insurer, if any) fails to exercise its right to terminate the Trust, the certificate margins on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
Class A Certificates	2 x Applicable Margin
Class M Certificates	1.5 x Applicable Margin

Net WAC Rate Carryover Amount: For any Distribution Date, (i) the excess of (a) the amount of interest a class of Certificates would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, together with the unpaid portion of any such amounts from the prior Distribution Date and (ii) accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap. The Net WAC Rate Carryover Amount will be paid first, from payments, if any, made under the related Interest Rate Corridor and second, from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount and the Certificate Insurance Policy does not cover any Net WAC Rate Carryover Amount.

Interest Rate Corridors: The following Certificates will have the benefit of an Interest Rate Corridor as specified below:

Class	Number of Months	Beginning Distribution Date
Group II Certificates	36	October 2004
M	29	October 2004

Interest Carry Forward Amount: For each class of Class A and Class M Certificates, on any Distribution Date, the sum of (i) the excess of (a) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (b) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Available Funds: For any Distribution Date, the sum, net of amounts reimbursable to the Master Servicer or the Trustee, of: (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds, subsequent recoveries and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date; and (iv) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period.

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R8

Class A Principal Distribution Amount:

Prior to the Stepdown Date, or if a Trigger Event is in effect, each of the Class A Certificates will receive the principal collected on the related Mortgage Loans plus any Net Monthly Excess Cashflow required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates will be an amount such that each of the Class A Certificates will maintain 2x the Class A Initial Credit Enhancement Percentage as set forth in the Credit Enhancement Percentage table included herein.

Principal distributions on the Group II Certificates will be paid sequentially to the Class A-2, Class A-3 and Class A-4 Certificates.

Notwithstanding the foregoing, if the Certificate Principal Balance of the Group I or Group II Certificates is reduced to zero, then the amount of principal distributions from the related loan group on subsequent Distribution Dates will be distributed to the Class A Certificates remaining outstanding, to the extent necessary to provide all required principal distributions to such Certificates.

Class M Principal Distribution Amount:

The Class M Certificates will not receive any principal payments prior to the Stepdown Date. On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid on the Class M Certificates in the following order: to the Class M-1 Certificates until it reaches 2x the Class M-1 Initial Credit Enhancement Percentage, then to the Class M-2 Certificates until it reaches 2x the Class M-2 Initial Credit Enhancement Percentage, then to the Class M-3 Certificates until it reaches 2x the Class M-3 Initial Credit Enhancement Percentage, then to the Class M-4 Certificates until it reaches 2x the Class M-4 Initial Credit Enhancement Percentage, then to the Class M-5 Certificates until it reaches 2x the Class M-5 Initial Credit Enhancement Percentage, then to the Class M-6 Certificates until it reaches 2x the Class M-6 Initial Credit Enhancement Percentage, then to the Class M-7 Certificates until it reaches 2x the Class M-7 Initial Credit Enhancement Percentage, then to the Class M-8 Certificates until it reaches 2x the Class M-8 Initial Credit Enhancement Percentage, then to the Class M-9 Certificates until it reaches 2x the Class M-9 Initial Credit Enhancement Percentage and then to the Class M-10 Certificates until it reaches 2x the Class M-10 Initial Credit Enhancement Percentage, in each case, as set forth in the Credit Enhancement Percentage table included herein.

If a Trigger Event is in effect, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R8

Trigger Event: If either the Delinquency Trigger Event or Cumulative Loss Test is violated.

Delinquency Trigger Event: The percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties and (iii) Mortgage Loans in foreclosure and in bankruptcy by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds a percentage (as specified in the Pooling and Servicing Agreement) of the Credit Enhancement Percentage for the most senior class of certificates then outstanding. In the case of the Class A Certificates, the percentage will be 42.00%.

Cumulative Loss Test: The aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period (reduced by the aggregate amount of subsequent recoveries received from the Cut-off Date through the last day of the related Due Period) divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring In	Percentage
September 2007 through August 2008	2.00%
September 2008 through August 2009	2.50%
September 2009 through August 2010	3.25%
September 2010 and thereafter	3.50%

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R8

Payment Priority:

On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

To pay the certificate guaranty insurance premium for the Insured Certificates from the related loan group.

To pay interest on the Class A Certificates, *pro* rata, including any accrued unpaid interest from a prior Distribution Date, first, from its related loan group and then from the other loan group(s).

To pay the Certificate Insurer any previously unreimbursed payments of interest made by it under the Certificate Insurance Policy together with accrued interest on such unreimbursed amounts plus any other amounts owed to the Certificate Insurer under the Insurance Agreement (other than as provided below).

To pay interest, excluding any accrued unpaid interest from prior Distribution Dates, to the Class M Certificates, sequentially

To pay principal on the Class A Certificates in accordance with the principal payment provisions described above.

To pay the Certificate Insurer, from the Group I Mortgage Loans, any previously unreimbursed payments of principal made by it under the certificate guaranty insurance policy together with accrued interest on such unreimbursed amounts plus any other amounts owed to the Certificate Insurer under the Insurance Agreement.

To pay principal on the Class M Certificates, in accordance with the principal payment provisions described above.

From Net Monthly Excess Cashflow, if any, to the Certificates then entitled to receive distributions in respect of principal an additional payment of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.

From Net Monthly Excess Cashflow, if any, to pay Interest Carry Forward Amounts to the Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay any Realized Loss Amounts allocated to the Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described above, after taking into account any amounts received under the Interest Rate Corridors (See attached Schedules).

To pay any remaining amount to the Class CE and Class R Certificates in accordance with the Pooling and Servicing Agreement.

Part III: Relevant Bond Analytics

Interest Rate Corridor Schedule For Group II Certificates

Period	Group II Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	N/A	N/A	N/A
2	325,724,913.56	5.043	8.130
3	316,600,375.60	4.869	8.130
4	307,601,386.93	5.043	8.130
5	298,723,639.99	4.868	8.130
6	289,972,362.47	4.868	8.130
7	281,347,308.35	5.429	8.130
8	272,919,610.82	4.868	8.130
9	264,684,248.38	5.043	8.130
10	256,656,166.91	4.868	8.130
11	248,833,998.48	5.043	8.130
12	241,212,447.31	4.868	8.130
13	233,786,354.13	4.868	8.130
14	226,550,692.69	5.042	8.130
15	219,500,566.30	4.868	8.130
16	212,631,204.50	5.042	8.130
17	205,937,959.79	4.868	8.130
18	199,416,304.46	4.867	8.130
19	193,061,827.49	5.429	8.130
20	186,870,231.55	4.867	8.130
21	180,837,330.04	5.042	8.130
22	174,959,044.25	4.867	8.130
23	169,231,400.59	5.140	8.130
24	163,652,231.79	6.456	8.130
25	158,237,750.94	6.454	8.130
26	152,961,410.57	6.679	8.130
27	147,819,675.51	6.450	8.130
28	142,809,101.34	6.675	8.130
29	137,926,332.04	6.492	8.130
30	133,168,097.74	7.231	8.130
31	128,531,212.45	8.042	8.130
32	124,012,571.98	7.225	8.130
33	119,609,151.76	7.475	8.130
34	115,318,004.83	7.219	8.130
35	111,136,259.85	7.517	8.130
36	107,061,119.13	7.994	8.130
37	103,089,856.76	7.990	8.130

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R8

Interest Rate Corridor Schedule For Class M Certificates

Period	Class M Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	N/A	N/A	N/A
2	293,750,000.00	4.726	7.480
3	293,750,000.00	4.532	7.480
4	293,750,000.00	4.726	7.480
5	293,750,000.00	4.532	7.480
6	293,750,000.00	4.532	7.480
7	293,750,000.00	5.154	7.480
8	293,750,000.00	4.532	7.480
9	293,750,000.00	4.725	7.480
10	293,750,000.00	4.532	7.480
11	293,750,000.00	4.725	7.480
12	293,750,000.00	4.532	7.480
13	293,750,000.00	4.532	7.480
14	293,750,000.00	4.725	7.480
15	293,750,000.00	4.532	7.480
16	293,750,000.00	4.725	7.480
17	293,750,000.00	4.532	7.480
18	293,750,000.00	4.532	7.480
19	293,750,000.00	5.155	7.480
20	293,750,000.00	4.533	7.480
21	293,750,000.00	4.727	7.480
22	293,750,000.00	4.534	7.480
23	293,750,000.00	5.318	7.480
24	293,750,000.00	6.102	7.480
25	293,750,000.00	6.100	7.480
26	293,750,000.00	6.344	7.480
27	293,750,000.00	6.097	7.480
28	293,750,000.00	6.340	7.480
29	293,750,000.00	6.377	7.480
30	293,750,000.00	6.869	7.480

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R8

Sensitivity Analysis - To Optional Termination Date

A-2, A-3, A-4 can be combined and offered as a single Pass-Through Certificate

FIXED		0% ppc	50% ppc	75% ppc	100% ppc	125% ppc	150% PPC
ARM		0.00% cpr	13.50% cpr	20.25% cpr	27.00% cpr	33.75% cpr	40.50% CPR
A-2	Average Life (yrs)	18.93	5.40	3.68	2.72	2.09	1.63
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	343	176	121	90	70	57
	Prin Pmt Window (mos)	343	176	121	90	70	57

A-2	Average Life (yrs)	10.76	1.43	0.98	0.75	0.60	0.51
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	214	35	23	17	13	11
	Prin Pmt Window (mos)	214	35	23	17	13	11
A-3	Average Life (yrs)	23.00	6.09	4.10	3.00	2.25	1.75
	First Principal Period	214	35	23	17	13	11
	Last Principal Period	331	136	93	68	53	33
	Prin Pmt Window (mos)	118	102	71	52	41	23
A-4	Average Life (yrs)	28.44	13.96	9.59	7.13	5.56	4.29
	First Principal Period	331	136	93	68	53	33
	Last Principal Period	343	176	121	90	70	57
	Prin Pmt Window (mos)	13	41	29	23	18	25

M-1	Average Life (yrs)	26.14	9.78	6.66	5.08	4.37	4.20
	First Principal Period	260	56	37	39	42	46
	Last Principal Period	343	176	121	90	70	57
	Prin Pmt Window (mos)	84	121	85	52	29	12
M-2	Average Life (yrs)	26.14	9.78	6.66	5.07	4.30	4.02
	First Principal Period	260	56	37	39	41	43
	Last Principal Period	343	176	121	90	70	57
	Prin Pmt Window (mos)	84	121	85	52	30	15
M-3	Average Life (yrs)	26.14	9.78	6.66	5.05	4.25	3.92
	First Principal Period	260	56	37	38	40	42
	Last Principal Period	343	176	121	90	70	57
	Prin Pmt Window (mos)	84	121	85	53	31	16
M-4	Average Life (yrs)	26.14	9.78	6.66	5.05	4.23	3.86
	First Principal Period	260	56	37	38	39	41
	Last Principal Period	343	176	121	90	70	57
	Prin Pmt Window (mos)	84	121	85	53	32	17
M-5	Average Life (yrs)	26.14	9.78	6.66	5.05	4.21	3.81
	First Principal Period	260	56	37	38	39	40
	Last Principal Period	343	176	121	90	70	57
	Prin Pmt Window (mos)	84	121	85	53	32	18
M-6	Average Life (yrs)	26.14	9.78	6.66	5.04	4.19	3.77
	First Principal Period	260	56	37	37	38	39
	Last Principal Period	343	176	121	90	70	57
	Prin Pmt Window (mos)	84	121	85	54	33	19
M-7	Average Life (yrs)	26.14	9.78	6.66	5.03	4.18	3.74
	First Principal Period	260	56	37	37	38	39
	Last Principal Period	343	176	121	90	70	57
	Prin Pmt Window (mos)	84	121	85	54	33	19
M-8	Average Life (yrs)	26.14	9.78	6.66	5.03	4.18	3.70
	First Principal Period	260	56	37	37	38	38
	Last Principal Period	343	176	121	90	70	57
	Prin Pmt Window (mos)	84	121	85	54	33	20
M-9	Average Life (yrs)	26.07	9.49	6.45	4.87	4.02	3.58
	First Principal Period	260	56	37	37	37	37
	Last Principal Period	343	175	120	89	70	56
	Prin Pmt Window (mos)	84	120	84	53	34	20

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R8

Sensitivity Analysis - To Maturity

A-2, A-3, A-4 can be combined and offered as a single Pass-Through Certificate

FIXED / ARM		0% ppc / 0.00% cpr	50% ppc / 13.50% cpr	75% ppc / 20.25% cpr	100% ppc / 27.00% cpr	125% ppc / 33.75% cpr	150% PPC / 40.50% CPR
A-2	Average Life (yrs)	18.99	5.80	4.00	2.97	2.29	1.79
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	359	326	263	204	162	132
	Prin Pmt Window (mos)	359	326	263	204	162	132

A-2	Average Life (yrs)	10.76	1.43	0.98	0.75	0.60	0.51
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	214	35	23	17	13	11
	Prin Pmt Window (mos)	214	35	23	17	13	11
A-3	Average Life (yrs)	23.00	6.09	4.10	3.00	2.25	1.75
	First Principal Period	214	35	23	17	13	11
	Last Principal Period	331	136	93	68	53	33
	Prin Pmt Window (mos)	118	102	71	52	41	23
A-4	Average Life (yrs)	28.84	16.59	11.75	8.80	6.89	5.34
	First Principal Period	331	136	93	68	53	33
	Last Principal Period	359	326	263	204	162	132
	Prin Pmt Window (mos)	29	191	171	137	110	100

M-1	Average Life (yrs)	26.27	10.61	7.32	5.59	4.77	4.52
	First Principal Period	260	56	37	39	42	46
	Last Principal Period	356	275	202	153	120	97
	Prin Pmt Window (mos)	97	220	166	115	79	52
M-2	Average Life (yrs)	26.27	10.56	7.28	5.54	4.68	4.31
	First Principal Period	260	56	37	39	41	43
	Last Principal Period	355	263	191	144	113	92
	Prin Pmt Window (mos)	96	208	155	106	73	50
M-3	Average Life (yrs)	26.26	10.50	7.23	5.49	4.60	4.19
	First Principal Period	260	56	37	38	40	42
	Last Principal Period	354	251	181	136	107	86
	Prin Pmt Window (mos)	95	196	145	99	68	45
M-4	Average Life (yrs)	26.26	10.45	7.18	5.45	4.55	4.10
	First Principal Period	260	56	37	38	39	41
	Last Principal Period	353	242	173	130	102	82
	Prin Pmt Window (mos)	94	187	137	93	64	42
M-5	Average Life (yrs)	26.25	10.38	7.13	5.40	4.49	4.03
	First Principal Period	260	56	37	38	39	40
	Last Principal Period	353	232	165	124	97	78
	Prin Pmt Window (mos)	94	177	129	87	59	39
M-6	Average Life (yrs)	26.24	10.27	7.04	5.32	4.42	3.94
	First Principal Period	260	56	37	37	38	39
	Last Principal Period	351	221	156	117	91	74
	Prin Pmt Window (mos)	92	166	120	81	54	36
M-7	Average Life (yrs)	26.21	10.12	6.92	5.23	4.33	3.86
	First Principal Period	260	56	37	37	38	39
	Last Principal Period	349	207	145	108	84	68
	Prin Pmt Window (mos)	90	152	109	72	47	30
M-8	Average Life (yrs)	26.17	9.91	6.76	5.11	4.24	3.74
	First Principal Period	260	56	37	37	38	38
	Last Principal Period	347	193	134	100	78	63
	Prin Pmt Window (mos)	88	138	98	64	41	26
M-9	Average Life (yrs)	26.07	9.49	6.45	4.87	4.02	3.58
	First Principal Period	260	56	37	37	37	37
	Last Principal Period	343	175	120	89	70	56
	Prin Pmt Window (mos)	84	120	84	53	34	20

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R8

Net WAC Cap and Effective Maximum Rate for the Group II Certificates

Period	NWC(1) (%)	Max Rate (2, 3) (%)	Period	NWC(1) (%)	Max Rate (2, 3) (%)	Period	NWC(1) (%)	Max Rate (2, 3) (%)
1	N/A	N/A	34	5.858	8.497	67	6.448	10.770
2	5.413	8.500	35	6.052	8.498	68	5.823	9.721
3	5.239	8.500	36	5.856	8.500	69	6.016	10.038
4	5.413	8.500	37	5.855	8.499	70	5.821	9.707
5	5.238	8.500	38	6.049	8.634	71	6.014	10.024
6	5.238	8.500	39	5.853	8.352	72	5.818	9.693
7	5.799	8.500	40	6.047	8.625	73	5.817	9.687
8	5.238	8.500	41	5.851	8.389	74	6.010	10.002
9	5.413	8.500	42	5.850	9.114	75	5.815	9.673
10	5.238	8.500	43	6.253	9.737	76	6.008	9.988
11	5.413	8.500	44	5.848	9.104	77	5.813	9.659
12	5.238	8.500	45	6.042	9.402	78	5.812	9.652
13	5.238	8.500	46	5.846	9.093	79	6.433	10.679
14	5.412	8.500	47	6.040	9.438	80	5.809	9.638
15	5.238	8.500	48	5.844	9.852	81	6.002	9.952
16	5.412	8.500	49	5.843	9.846	82	5.807	9.624
17	5.238	8.500	50	6.037	10.167	83	5.999	9.938
18	5.237	8.500	51	5.841	9.833	84	5.805	9.610
19	5.799	8.500	52	6.035	10.154	85	5.804	9.603
20	5.237	8.500	53	5.839	9.820	86	5.996	9.916
21	5.412	8.500	54	5.838	9.813	87	5.801	9.589
22	5.237	8.500	55	6.462	10.858	88	5.993	9.902
23	5.458	8.500	56	5.836	9.800	89	5.799	9.575
24	5.867	8.500	57	6.029	10.120	90	5.798	9.568
25	5.867	8.499	58	5.834	9.787	91	-	10.220
26	6.061	8.499	59	6.027	10.107			
27	5.865	8.499	60	5.832	9.774			
28	6.059	8.498	61	5.831	9.767			
29	5.863	8.499	62	6.024	10.086			
30	5.862	8.499	63	5.828	9.754			
31	6.489	8.500	64	6.022	10.072			
32	5.860	8.498	65	5.826	9.741			
33	6.054	8.498	66	5.825	9.734			

(1) Assumes 1mLIBOR and 6mLIBOR stays at 1.36313% and 1.84125% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Calculated as (a) the Net WAC Cap plus (b) the result of proceeds from the related Interest Rate Corridor divided by the beginning period balances of the related certificates, annualized based on the actual number of days in the accrual period.

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R8

Net WAC Cap and Effective Maximum Rate for Class M Certificates

Period	NWC(1) (%)	Max Rate (2, 3) (%)
1	N/A	N/A
2	5.996	8.750
3	5.802	8.750
4	5.996	8.750
5	5.802	8.750
6	5.802	8.750
7	6.424	8.750
8	5.802	8.750
9	5.995	8.750
10	5.802	8.750
11	5.995	8.750
12	5.802	8.750
13	5.802	8.750
14	5.995	8.750
15	5.802	8.750
16	5.995	8.750
17	5.802	8.750
18	5.802	8.750
19	6.424	8.750
20	5.802	8.750
21	5.996	8.750
22	5.803	8.750
23	6.023	8.750
24	6.152	8.750
25	6.152	8.750
26	6.356	8.750
27	6.151	8.750
28	6.355	8.750
29	6.150	8.750
30	6.150	8.750
31	6.808	9.008
32	6.149	8.133
33	6.353	8.401
34	6.148	8.127
35	6.353	8.686
36	6.147	8.893
37	6.147	8.889
38	6.350	9.180
39	6.144	8.878
40	6.347	9.169
41	6.141	9.148
42	6.140	9.629
43	6.563	10.287
44	6.139	9.618
45	6.343	9.933
46	6.137	9.607
47	6.341	10.208
48	6.136	10.355
49	6.135	10.348
50	6.339	10.686
51	6.133	10.335
52	6.337	10.672
53	6.132	10.321
54	6.131	10.315
55	6.787	11.412
56	6.129	10.301
57	6.333	10.637
58	6.128	10.287
59	6.331	10.623
60	6.126	10.274
61	6.125	10.267
62	6.329	10.602
63	6.124	10.253
64	6.327	10.588
65	6.122	10.239
66	6.121	10.232
67	6.776	11.321
68	6.119	10.218
69	6.323	10.552
70	6.118	10.204
71	6.321	10.537
72	6.116	10.190
73	6.115	10.183
74	6.318	10.516
75	6.113	10.169
76	6.316	10.501
77	6.112	10.155
78	6.111	10.148
79	6.765	11.227
80	6.109	10.134
81	6.312	10.464
82	6.107	10.119
83	6.310	10.449
84	6.106	10.105
85	6.105	10.098
86	6.307	10.427
87	6.103	10.083
88	6.305	10.412
89	6.101	10.069
90	6.100	10.061
91	-	10.748

(1) Assumes 1mLIBOR and 6mLIBOR stays at 1.36313% and 1.84125% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Calculated as (a) the Net WAC Cap plus (b) the result of proceeds from the related Interest Rate Corridor divided by the beginning period balances of the related certificates, annualized based on the actual number of days in the accrual period.

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R8

Excess Spread

Period	Static LIBOR (basis points) (1)	1m LIBOR (%)	6m LIBOR (%)	Fwd LIBOR (basis points) (2)
1	297	1.491	1.945	276
2	423	1.695	2.098	390
3	417	1.891	2.237	363
4	423	2.020	2.359	358
5	416	2.197	2.499	331
6	416	2.316	2.615	319
7	434	2.426	2.729	336
8	416	2.518	2.838	298
9	421	2.632	2.955	296
10	415	2.810	3.071	267
11	421	2.893	3.177	270
12	414	2.983	3.286	249
13	414	3.084	3.398	239
14	420	3.206	3.512	238
15	413	3.322	3.626	214
16	419	3.436	3.736	215
17	412	3.547	3.850	191
18	412	3.659	3.961	180
19	430	3.767	4.045	209
20	411	3.869	4.088	159
21	417	3.978	4.128	162
22	410	4.086	4.163	137
23	419	4.196	4.193	198
24	446	4.143	4.214	290
25	445	4.035	4.263	300
26	451	4.109	4.334	307
27	444	4.185	4.407	284
28	450	4.261	4.484	291
29	443	4.334	4.557	287
30	442	4.406	4.627	330
31	461	4.479	4.683	371
32	441	4.546	4.712	314
33	447	4.620	4.740	323

Period	Static LIBOR (basis points) (1)	1m LIBOR (%)	6m LIBOR (%)	Fwd LIBOR (basis points) (2)
34	440	4.689	4.767	299
35	446	4.757	4.790	316
36	439	4.723	4.811	333
37	438	4.660	4.846	339
38	446	4.714	4.901	350
39	442	4.769	4.951	329
40	448	4.826	5.009	341
41	443	4.880	5.061	326
42	442	4.934	5.114	335
43	455	4.984	5.155	366
44	442	5.035	5.184	324
45	448	5.085	5.214	337
46	442	5.134	5.241	313
47	448	5.184	5.265	332
48	442	5.177	5.291	322
49	442	5.158	5.324	324
50	448	5.201	5.364	338
51	442	5.245	5.406	314
52	448	5.285	5.448	329
53	442	5.326	5.485	311
54	441	5.368	5.528	318
55	460	5.406	5.549	372
56	442	5.442	5.548	310
57	448	5.484	5.546	325
58	442	5.520	5.541	302
59	448	5.558	5.538	319
60	442	5.490	5.529	306
61	442	5.403	5.539	315
62	449	5.432	5.566	332
63	443	5.462	5.596	309
64	449	5.491	5.625	326
65	443	5.519	5.651	307
66	443	5.546	5.680	311

Period	Static LIBOR (basis points) (1)	1m LIBOR (%)	6m LIBOR (%)	Fwd LIBOR (basis points) (2)
67	462	5.572	5.701	368
68	443	5.597	5.714	306
69	450	5.627	5.730	323
70	444	5.651	5.741	301
71	450	5.677	5.755	321
72	444	5.670	5.766	306
73	445	5.657	5.784	308
74	451	5.680	5.804	325
75	445	5.702	5.825	303
76	451	5.724	5.846	321
77	446	5.746	5.868	303
78	446	5.768	5.888	306
79	464	5.786	5.903	365
80	447	5.805	5.914	303
81	453	5.826	5.925	322
82	447	5.846	5.935	300
83	453	5.864	5.943	321
84	448	5.862	5.951	304
85	448	5.847	5.963	306
86	455	5.865	5.979	324
87	449	5.881	5.994	303
88	455	5.897	6.010	322
89	450	5.912	6.025	303
90	450	5.928	6.039	306
91	N/A	5.943	6.051	346

(1) Assumes 1mLIBOR and 6mLIBOR stays at 1.36313% and 1.84125% respectively, and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes forward 1mLIBOR and 6mLIBOR curves as of July 14, 2004.

PART IV: COLLATERAL STATISTICS

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Collateral Selection Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	15,477		
Aggregate Current Principal Balance:	$2,500,000,756		57,967 - 998,070
Average Current Principal Balance:	161,530		
Aggregate Original Principal Balance:	2,504,187,239		60,000 - 999,000
Average Original Principal Balance:	161,801		
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. MORTGAGE Rates:	7.366%		5.200% - 13.350%
Wtd. Avg. Original Term to Maturity (months):	354		120 - 360
Wtd. Avg. Remaining Term to Maturity (months):	352		114 - 360
Wtd. Avg. Margin (ARM Loans Only):	5.961%		3.000% - 6.750%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.398%		11.200% - 19.250%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.398%		5.200% - 13.250%
Wtd. Avg. Original LTV:	78.40%		10.99% - 95.00%
Wtd. Avg. Borrower FICO:	608		500 - 818
Geographic Distribution (Top 5):	CA:	23.59%	
	FL:	11.51%	
	NY:	7.84%	
	MA:	6.30%	
	MD:	4.54%	

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2 Yr/6 Mo Libor	12,815	$2,100,000,407.04	84.00	355	39.56	7.398	600	78.60
Fixed	2,662	400,000,348.58	16.00	336	38.43	7.196	647	77.36
Total:	**15,477**	**$2,500,000,755.62**	**100.00**	**352**	**39.38**	**7.366**	**608**	**78.40**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	4,809	$376,845,726.00	15.05	342	36.98	8.351	591	74.88
100,000.01 - 150,000.00	4,185	517,399,957.00	20.66	351	38.88	7.596	597	78.42
150,000.01 - 200,000.00	2,566	446,317,536.00	17.82	353	39.54	7.330	601	78.3
200,000.01 - 250,000.00	1,525	341,018,701.00	13.62	355	40.28	7.143	609	78.87
250,000.01 - 300,000.00	975	266,912,786.00	10.66	355	40.53	7.007	614	79.11
300,000.01 - 350,000.00	578	187,554,869.00	7.49	356	40.65	6.977	623	80.73
350,000.01 - 400,000.00	337	125,566,624.00	5.01	356	40.97	6.873	623	80.39
400,000.01 - 450,000.00	208	88,543,712.00	3.54	355	40.14	6.728	638	80.08
450,000.01 - 500,000.00	148	70,730,008.00	2.82	357	39.78	6.634	635	80.65
500,000.01 - 550,000.00	54	28,481,146.00	1.14	353	37.98	6.672	643	79.75
550,000.01 - 600,000.00	85	49,622,175.00	1.98	355	39.49	6.686	646	79.03
600,000.01 - 650,000.00	1	645,000.00	0.03	358	32.00	6.100	640	83.77
650,000.01 - 700,000.00	3	2,050,000.00	0.08	359	35.15	5.874	685	69.49
700,000.01 - 750,000.00	2	1,499,999.00	0.06	359	42.00	6.150	648	68.18
950,000.01 - 1,000,000.00	1	999,000.00	0.04	359	32.00	6.350	742	60.92
Total:	**15,477**	**$2,504,187,239.00**	**100.00**	**352**	**39.38**	**7.366**	**608**	**78.40**

*Based on the original balances of the Mortgage Loans.

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R8

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balances as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	4,816	$376,873,581.92	15.07	342	36.98	8.349	591	74.86
100,000.01 - 150,000.00	4,187	517,156,410.34	20.69	351	38.90	7.598	597	78.44
150,000.01 - 200,000.00	2,563	445,434,643.31	17.82	353	39.54	7.328	601	78.31
200,000.01 - 250,000.00	1,523	340,297,460.52	13.61	356	40.27	7.143	609	78.85
250,000.01 - 300,000.00	976	266,950,388.97	10.68	356	40.51	7.008	614	79.15
300,000.01 - 350,000.00	575	186,428,862.78	7.46	356	40.65	6.974	623	80.68
350,000.01 - 400,000.00	335	124,661,315.26	4.99	357	41.02	6.878	623	80.36
400,000.01 - 450,000.00	210	89,271,974.48	3.57	355	40.09	6.718	638	80.08
450,000.01 - 500,000.00	146	69,722,647.42	2.79	357	39.84	6.646	635	80.66
500,000.01 - 550,000.00	54	28,448,076.71	1.14	353	37.98	6.673	643	79.75
550,000.01 - 600,000.00	85	49,567,894.39	1.98	355	39.49	6.686	646	79.03
600,000.01 - 650,000.00	1	643,736.96	0.03	358	32.00	6.100	640	83.77
650,000.01 - 700,000.00	3	2,047,144.48	0.08	359	35.15	5.874	685	69.49
700,000.01 - 750,000.00	2	1,498,547.84	0.06	359	42.00	6.150	648	68.18
950,000.01 -1,000,000.00	1	998,070.24	0.04	359	32.00	6.350	742	60.92
Total:	**15,477**	**$2,500,000,755.62**	**100.00**	**352**	**39.38**	**7.366**	**608**	**78.40**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
61 - 120	44	$3,534,589.80	0.14	117	36.97	7.908	629	66.18
121 - 180	418	44,310,867.25	1.77	177	35.87	7.385	628	73.66
181 - 240	406	49,030,714.62	1.96	238	38.45	7.331	631	76.03
241 - 300	44	5,782,641.03	0.23	297	37.81	7.142	670	75.49
301 - 360	14,565	2,397,341,942.92	95.89	358	39.47	7.366	607	78.56
Total:	**15,477**	**$2,500,000,755.62**	**100.00**	**352**	**39.38**	**7.366**	**608**	**78.40**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.000 - 5.499	128	$33,398,949.65	1.34	352	37.01	5.354	705	76.14
5.500 - 5.999	1,492	343,380,647.32	13.74	353	38.79	5.816	668	78.33
6.000 - 6.499	1,407	285,095,868.46	11.40	353	38.60	6.254	639	78.23
6.500 - 6.999	3,005	553,982,351.59	22.16	352	39.11	6.765	621	80.01
7.000 - 7.499	1,438	231,196,633.44	9.25	352	39.58	7.257	598	78.14
7.500 - 7.999	2,816	424,487,775.93	16.98	353	39.63	7.761	581	78.07
8.000 - 8.499	1,082	144,314,355.35	5.77	352	39.78	8.251	575	77.95
8.500 - 8.999	1,863	234,268,094.40	9.37	352	40.35	8.753	566	77.29
9.000 - 9.499	541	65,266,921.32	2.61	353	40.10	9.247	565	77.59
9.500 - 9.999	860	100,105,397.92	4.00	352	40.21	9.732	559	77.53
10.000 - 10.499	294	30,304,809.70	1.21	352	40.36	10.241	558	77.10
10.500 - 10.999	309	30,742,245.95	1.23	351	40.65	10.731	555	77.92
11.000 - 11.499	92	7,880,288.38	0.32	350	40.70	11.255	553	75.98
11.500 - 11.999	94	8,529,406.52	0.34	352	39.25	11.738	557	77.07
12.000 - 12.499	37	5,167,819.39	0.21	356	42.54	12.274	559	80.79
12.500 - 12.999	16	1,683,404.63	0.07	358	38.36	12.744	538	76.71
13.000 - 13.499	3	195,785.67	0.01	358	35.51	13.237	551	66.19
Total:	**15,477**	**$2,500,000,755.62**	**100.00**	**352**	**39.38**	**7.366**	**608**	**78.40**

DESCRIPTION OF THE TOTAL COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 25.00	74	$7,350,985.93	0.29	348	37.83	7.774	622	20.39
25.01 - 30.00	67	7,530,742.96	0.30	326	37.09	7.040	641	27.75
30.01 - 35.00	69	8,794,045.68	0.35	346	33.58	7.017	617	32.61
35.01 - 40.00	95	11,095,204.72	0.44	343	37.11	7.433	599	38.00
40.01 - 45.00	143	17,716,182.67	0.71	348	36.84	7.199	603	42.85
45.01 - 50.00	243	35,318,900.61	1.41	348	38.30	7.231	599	47.88
50.01 - 55.00	297	40,922,969.89	1.64	347	37.01	7.315	601	52.87
55.01 - 60.00	646	88,484,674.06	3.54	347	38.59	7.686	579	58.30
60.01 - 65.00	664	99,485,071.76	3.98	350	38.58	7.508	593	62.99
65.01 - 70.00	975	161,143,456.29	6.45	351	37.55	7.188	602	68.05
70.01 - 75.00	2,457	365,442,715.12	14.62	353	39.60	7.744	581	73.69
75.01 - 80.00	2,550	412,185,042.22	16.49	350	39.33	7.200	612	78.72
80.01 - 85.00	2,797	473,742,149.89	18.95	355	40.03	7.541	599	83.72
85.01 - 90.00	4,180	731,450,592.69	29.26	353	39.86	7.178	627	89.13
90.01 - 95.00	220	39,338,021.13	1.57	354	39.76	6.921	690	93.95
Total:	**15,477**	**$2,500,000,755.62**	**100.00**	**352**	**39.38**	**7.366**	**608**	**78.40**

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R8

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	824	$107,208,274.22	4.29	355	41.40	8.674	509	67.86
520 - 539	1,627	227,511,578.43	9.10	355	42.09	8.611	529	74.29
540 - 559	1,938	277,649,259.01	11.11	354	39.85	8.099	551	76.84
560 - 579	2,080	307,979,955.87	12.32	354	39.33	7.777	569	78.49
580 - 599	1,736	275,693,730.03	11.03	353	39.28	7.613	589	78.87
600 - 619	1,662	271,316,277.42	10.85	352	38.14	7.261	609	79.27
620 - 639	1,660	282,260,741.19	11.29	351	38.83	6.922	629	80.93
640 - 659	1,392	258,090,721.60	10.32	352	39.46	6.647	649	81.05
660 - 679	967	182,648,143.98	7.31	348	38.85	6.516	669	80.68
680 - 699	652	125,927,632.87	5.04	349	38.96	6.404	689	80.80
700 - 719	394	77,383,674.82	3.10	349	38.86	6.340	709	80.87
720 - 739	219	44,075,218.33	1.76	350	37.30	6.124	728	81.00
740 - 759	184	36,428,350.04	1.46	348	38.07	6.166	748	75.21
760 - 779	88	16,610,431.22	0.66	339	34.28	6.162	768	71.97
780 - 799	44	7,444,536.85	0.30	336	36.15	6.258	787	69.52
800 >=	10	1,772,229.74	0.07	335	35.44	7.111	808	65.89
Total:	**15,477**	**$2,500,000,755.62**	**100.00**	**352**	**39.38**	**7.366**	**608**	**78.40**

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R8

DESCRIPTION OF THE TOTAL COLLATERAL

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	992	$143,863,528.04	5.75	349	14.97	7.334	616	75.66
20.01 - 25.00	979	134,609,967.69	5.38	348	23.13	7.332	612	76.13
25.01 - 30.00	1,422	207,844,749.70	8.31	351	28.22	7.345	609	77.24
30.01 - 35.00	1,857	290,771,198.99	11.63	352	33.04	7.266	612	78.19
35.01 - 40.00	2,247	362,504,609.50	14.50	352	38.14	7.310	608	78.69
40.01 - 45.00	2,849	476,665,209.99	19.07	353	43.08	7.311	611	79.04
45.01 - 50.00	4,139	721,289,631.31	28.85	353	48.14	7.278	613	79.91
50.01 - 55.00	992	162,451,860.40	6.50	354	53.11	8.307	554	75.34
Total:	**15,477**	**$2,500,000,755.62**	**100.00**	**352**	**39.38**	**7.366**	**608**	**78.40**

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R8

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	2,409	$589,729,898.68	23.59	356	39.77	6.736	619	76.00
Florida	2,226	287,691,181.90	11.51	353	39.68	7.540	594	79.42
New York	859	195,987,407.19	7.84	352	40.67	7.544	617	74.86
Massachusetts	741	157,493,128.24	6.30	356	39.67	7.038	611	74.38
Maryland	664	113,516,878.02	4.54	352	38.86	7.325	605	80.26
Illinois	697	106,456,926.18	4.26	352	40.08	7.94	598	79.14
Texas	943	98,306,673.91	3.93	338	39.43	8.195	593	76.90
Michigan	650	80,286,299.61	3.21	354	38.44	7.584	597	80.38
Minnesota	428	72,827,941.23	2.91	354	39.32	7.314	611	81.66
Pennsylvania	543	66,643,095.52	2.67	345	38.62	7.457	601	80.47
Connecticut	337	57,531,033.79	2.30	352	39.6	7.318	608	78.02
Georgia	425	55,910,561.70	2.24	351	37.98	8.542	598	82.23
Washington	307	55,198,912.15	2.21	354	39.78	7.194	613	81.02
Wisconsin	357	48,405,908.19	1.94	352	39.93	8.005	610	81.96
Colorado	267	45,889,314.34	1.84	356	40.42	7.208	617	80.86
Nevada	173	37,793,751.14	1.51	355	36.59	7.118	611	80.02
Rhode Island	207	37,384,396.37	1.50	356	39.93	6.898	605	75.36
Indiana	338	36,651,362.60	1.47	348	36.44	7.521	610	84.19
Alabama	312	33,445,075.23	1.34	343	39.57	8.154	600	82.00
Tennessee	283	33,120,869.22	1.32	336	37.43	7.624	605	82.56
Arizona	224	31,790,581.19	1.27	354	38.44	7.308	611	81.79
Missouri	263	30,600,627.32	1.22	350	37.48	7.513	596	81.73
Louisiana	213	23,420,924.27	0.94	338	38.51	8.015	587	79.49
New Hampshire	137	22,386,563.49	0.90	354	39.79	7.188	600	76.52
North Carolina	200	22,145,108.02	0.89	350	36.47	8.633	601	82.76

*Geographic Distribution continued on the next page

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R8

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution (Continued)

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Ohio	165	18,234,191.69	0.73	343	38.40	7.566	610	82.91
Hawaii	68	17,652,465.51	0.71	353	40.07	6.737	634	78.08
Maine	113	15,525,080.06	0.62	353	38.37	7.577	604	76.65
Kansas	124	14,380,197.47	0.58	347	39.88	7.991	614	84.14
Delaware	90	12,556,452.76	0.50	344	38.31	7.119	600	81.98
Mississippi	104	11,216,546.70	0.45	345	39.00	8.190	587	82.09
Oklahoma	112	10,744,359.05	0.43	350	40.44	8.062	589	82.01
Utah	69	10,197,629.41	0.41	358	36.15	7.202	604	83.01
Oregon	59	9,327,516.91	0.37	359	35.35	7.163	618	80.53
South Carolina	64	6,802,728.60	0.27	351	38.68	9.071	590	83.27
Arkansas	67	6,395,900.62	0.26	345	36.90	8.253	612	79.49
Iowa	62	5,604,202.11	0.22	346	38.16	8.421	612	82.39
Nebraska	54	5,106,477.41	0.20	351	40.53	8.351	580	82.72
Kentucky	41	4,810,939.73	0.19	350	38.47	7.657	592	80.10
Wyoming	26	2,797,453.21	0.11	347	40.75	7.795	603	82.91
Vermont	17	2,643,949.38	0.11	350	42.26	7.554	604	80.85
Alaska	12	1,804,139.76	0.07	320	36.78	8.435	592	74.65
Idaho	9	1,549,760.23	0.06	357	37.75	7.377	634	83.74
Montana	12	1,291,718.05	0.05	347	35.95	7.529	599	79.46
South Dakota	3	460,048.36	0.02	358	40.84	6.417	647	87.43
North Dakota	3	284,579.10	0.01	268	44.01	6.387	646	87.17
Total:	**15,477**	**$2,500,000,755.62**	**100.00**	**352**	**39.38**	**7.366**	**608**	**78.40**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

OCCUPATION STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	14,831	$2,407,468,036.28	96.30	352	39.59	7.352	607	78.49
Non-Owner Occupied	519	73,216,316.70	2.93	352	32.55	7.612	638	74.83
Second Home	127	19,316,402.64	0.77	355	39.71	8.158	630	80.39
Total:	**15,477**	**$2,500,000,755.62**	**100.00**	**352**	**39.38**	**7.366**	**608**	**78.40**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	11,134	$1,795,950,144.38	71.84	352	39.43	7.245	608	79.37
Stated Documentation	2,419	385,084,165.10	15.40	353	39.95	7.831	613	73.12
Limited Documentation	1,924	318,966,446.14	12.76	354	38.43	7.486	599	79.34
Total:	**15,477**	**$2,500,000,755.62**	**100.00**	**352**	**39.38**	**7.366**	**608**	**78.40**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	14,412	$2,340,482,143.17	93.62	352	39.33	7.368	607	78.25
Refinance-Debt Consolidation No Cash Out***	1,031	153,337,764.19	6.13	351	40.29	7.332	616	80.54
Purchase	34	6,180,848.26	0.25	359	38.34	7.415	626	81.42
Total:	**15,477**	**$2,500,000,755.62**	**100.00**	**352**	**39.38**	**7.366**	**608**	**78.40**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
8A	712	$137,897,324.88	5.52	347	37.38	6.218	738	78.46
7A	826	160,452,379.73	6.42	348	39.05	6.332	693	80.60
6A	890	170,667,287.54	6.83	348	38.81	6.445	668	80.98
5A	1,193	226,182,223.83	9.05	352	39.46	6.546	649	81.45
4A	1,310	226,471,132.27	9.06	351	39.06	6.780	631	81.57
3A	1,217	205,544,893.00	8.22	352	38.01	7.058	614	79.47
2A	3,743	580,408,331.08	23.22	353	39.08	7.418	584	80.18
A	1,282	201,746,156.75	8.07	355	38.90	8.007	576	79.16
B	2,428	338,407,903.91	13.54	354	41.55	8.553	548	75.79
C	1,581	215,628,366.36	8.63	355	40.78	8.530	540	69.43
D	295	36,594,756.27	1.46	355	39.41	8.742	525	56.65
Total:	**15,477**	**$2,500,000,755.62**	**100.00**	**352**	**39.38**	**7.366**	**608**	**78.40**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family Detached	13,356	$2,123,233,802.23	84.93	352	39.35	7.366	606	78.68
Two-to-Four Family	741	158,987,736.35	6.36	355	40.05	7.381	628	74.38
Condominium	528	90,211,858.33	3.61	354	38.73	7.029	619	79.19
PUD Detached	442	83,487,868.79	3.34	353	40.64	7.420	603	79.86
Manufactured Housing	247	22,118,839.08	0.88	340	35.70	7.985	614	69.67
Single Family Attached	108	12,570,071.66	0.50	346	38.15	7.956	594	78.24
PUD Attached	55	9,390,579.18	0.38	356	41.75	7.560	609	82.78
Total:	**15,477**	**$2,500,000,755.62**	**100.00**	**352**	**39.38**	**7.366**	**608**	**78.40**

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R8

DESCRIPTION OF THE TOTAL COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	4,971	$768,766,175.56	30.75	352	39.52	7.863	604	78.24
12	389	77,841,778.23	3.11	346	40.01	6.993	634	74.34
24	23	4,476,503.90	0.18	354	36.07	7.382	644	82.36
30	28	5,344,915.35	0.21	353	37.92	7.752	614	85.51
36	10,066	1,643,571,382.58	65.74	353	39.30	7.150	608	78.63
Total:	**15,477**	**$2,500,000,755.62**	**100.00**	**352**	**39.38**	**7.366**	**608**	**78.40**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	14,572	$2,116,067,228.73	84.64	351	39.28	7.480	604	78.10
Non-Conforming	905	383,933,526.89	15.36	356	39.97	6.739	631	80.07
Total:	**15,477**	**$2,500,000,755.62**	**100.00**	**352**	**39.38**	**7.366**	**608**	**78.40**

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.000 - 11.499	127	$33,102,309.23	1.58	352	36.99	5.355	705	76.07
11.500 - 11.999	1,244	289,627,681.37	13.79	355	39.01	5.820	662	78.76
12.000 - 12.499	1,109	225,800,303.67	10.75	355	38.85	6.255	627	79.09
12.500 - 12.999	2,361	441,177,831.33	21.01	356	39.26	6.768	612	80.56
13.000 - 13.499	1,168	192,233,215.96	9.15	355	39.67	7.258	589	77.91
13.500 - 13.999	2,390	366,578,315.18	17.46	355	39.76	7.765	575	77.87
14.000 - 14.499	922	126,842,761.15	6.04	356	40.00	8.252	569	77.82
14.500 - 14.999	1,582	203,958,533.53	9.71	355	40.55	8.753	562	77.29
15.000 - 15.499	467	58,526,970.82	2.79	356	40.29	9.248	563	77.88
15.500 - 15.999	730	87,893,104.51	4.19	354	40.42	9.731	558	77.70
16.000 - 16.499	252	26,761,134.70	1.27	354	40.08	10.239	557	77.43
16.500 - 16.999	258	26,770,935.42	1.27	356	41.05	10.733	555	78.58
17.000 - 17.499	80	6,973,549.85	0.33	355	40.23	11.247	553	75.85
17.500 - 17.999	80	7,534,592.77	0.36	355	39.61	11.736	556	77.53
18.000 - 18.499	27	4,409,915.61	0.21	356	42.53	12.272	558	81.06
18.500 - 18.999	16	1,683,404.63	0.08	358	38.36	12.744	538	76.71
19.000 - 19.499	2	125,847.31	0.01	359	44.14	13.174	575	77.04
Total:	**12,815**	**$2,100,000,407.04**	**100.00**	**355**	**39.56**	**7.398**	**600**	**78.60**

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.000 - 5.499	127	$33,102,309.23	1.58	352	36.99	5.355	705	76.07
5.500 - 5.999	1,244	289,627,681.37	13.79	355	39.01	5.820	662	78.76
6.000 - 6.499	1,109	225,800,303.67	10.75	355	38.85	6.255	627	79.09
6.500 - 6.999	2,361	441,177,831.33	21.01	356	39.26	6.768	612	80.56
7.000 - 7.499	1,168	192,233,215.96	9.15	355	39.67	7.258	589	77.91
7.500 - 7.999	2,390	366,578,315.18	17.46	355	39.76	7.765	575	77.87
8.000 - 8.499	922	126,842,761.15	6.04	356	40.00	8.252	569	77.82
8.500 - 8.999	1,582	203,958,533.53	9.71	355	40.55	8.753	562	77.29
9.000 - 9.499	467	58,526,970.82	2.79	356	40.29	9.248	563	77.88
9.500 - 9.999	730	87,893,104.51	4.19	354	40.42	9.731	558	77.70
10.000 - 10.499	252	26,761,134.70	1.27	354	40.08	10.239	557	77.43
10.500 - 10.999	258	26,770,935.42	1.27	356	41.05	10.733	555	78.58
11.000 - 11.499	80	6,973,549.85	0.33	355	40.23	11.247	553	75.85
11.500 - 11.999	80	7,534,592.77	0.36	355	39.61	11.736	556	77.53
12.000 - 12.499	27	4,409,915.61	0.21	356	42.53	12.272	558	81.06
12.500 - 12.999	16	1,683,404.63	0.08	358	38.36	12.744	538	76.71
13.000 - 13.499	2	125,847.31	0.01	359	44.14	13.174	575	77.04
Total:	**12,815**	**$2,100,000,407.04**	**100.00**	**355**	**39.56**	**7.398**	**600**	**78.60**

DESCRIPTION OF THE TOTAL COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
3.000 - 3.249	1	$559,387.05	0.03	359	35.00	5.500	742	79.43
3.250 – 3.499	3	407,679.98	0.02	359	32.57	7.333	593	83.21
3.500 – 3.749	2	859,766.30	0.04	359	34.68	5.548	703	66.68
3.750 - 3.999	4	931,681.70	0.04	358	34.09	7.594	749	83.58
4.000 - 4.249	8	1,320,191.29	0.06	359	40.20	7.295	597	84.05
4.250 - 4.499	11	1,474,996.82	0.07	349	37.76	6.716	645	81.00
4.500 - 4.749	37	6,412,233.73	0.31	356	38.79	5.777	727	79.95
4.750 - 4.999	384	82,497,340.83	3.93	355	38.51	6.186	728	81.74
5.000 - 5.249	570	117,132,766.85	5.58	355	39.62	6.262	686	81.68
5.250 - 5.499	634	127,409,056.17	6.07	354	38.90	6.354	663	81.98
5.500 - 5.749	876	172,785,353.18	8.23	356	39.55	6.488	646	81.99
5.750 - 5.999	1,326	229,364,285.79	10.92	355	38.86	6.785	619	81.08
6.000 - 6.249	4,034	656,803,688.31	31.28	355	39.02	7.347	590	80.43
6.250 - 6.499	1,220	186,578,828.11	8.88	356	39.07	8.053	571	78.28
6.500 - 6.749	2,197	311,105,340.14	14.81	355	41.51	8.507	547	75.14
6.750 - 6.999	1,508	204,357,810.79	9.73	355	40.49	8.596	537	67.39
Total:	**12,815**	**$2,100,000,407.04**	**100.00**	**355**	**39.56**	**7.398**	**600**	**78.60**

DESCRIPTION OF THE TOTAL COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
December 2005	3	$331,208.64	0.02	352	37.32	8.127	599	85.66
January 2006	316	44,884,585.88	2.14	347	39.73	8.561	584	77.21
February 2006	580	93,046,448.13	4.43	352	41.22	7.812	583	78.79
March 2006	341	54,057,325.49	2.57	352	39.56	7.320	582	78.14
April 2006	10	1,289,383.29	0.06	356	43.39	8.346	542	71.68
May 2006	29	4,750,317.48	0.23	357	42.09	8.257	623	86.83
June 2006	283	43,270,825.59	2.06	356	38.57	7.426	596	77.66
July 2006	11,243	1,857,064,406.54	88.43	356	39.49	7.348	602	78.65
August 2006	10	1,305,906.00	0.06	346	36.83	7.816	599	70.39
Total:	**12,815**	**$2,100,000,407.04**	**100.00**	**355**	**39.56**	**7.398**	**600**	**78.60**

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	12,815	$2,100,000,407.04	100	355	39.56	7.398	600	78.60
Total:	**12,815**	**$2,100,000,407.04**	**100**	**355**	**39.56**	**7.398**	**600**	**78.60**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	12,815	$2,100,000,407.04	100	355	39.56	7.398	600	78.60
Total:	**12,815**	**$2,100,000,407.04**	**100**	**355**	**39.56**	**7.398**	**600**	**78.60**

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Collateral Selection Date. Balances and percentages are based on the Cut-Off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	905		
Aggregate Current Principal Balance:	$383,933,527		$61,862 - $998,070
Average Current Principal Balance:	$424,236		
Aggregate Original Principal Balance:	$384,542,625		$61,875 - $999,000
Average Original Principal Balance:	$424,909		
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. MORTGAGE Rates:	6.739%		5.200% - 13.350%
Wtd. Avg. Original Term to Maturity (months):	357		180 -360
Wtd. Avg. Remaining Term to Maturity (months):	356		173 - 359
Wtd. Avg. Margin (ARM Loans Only):	5.705%		3.000% - 6.750%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	12.752%		11.200% - 19.250%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	6.752%		5.200% - 13.250%
Wtd. Avg. Original LTV:	80.07%		19.39% - 95.00%
Wtd. Avg. Borrower FICO:	631		500 - 805
Geographic Distribution (Top 5):	CA	53.26%	
	NY	12.39%	
	MA	6.12%	
	FL	5.38%	
	MD	3.89%	

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2 Yr/6 Mo Libor	768	$326,049,476.22	84.92	358	40.11	6.752	626	80.31
Fixed	137	57,884,050.67	15.08	346	39.17	6.663	661	78.70
Total:	**905**	**$383,933,526.89**	**100.00**	**356**	**39.97**	**6.739**	**631**	**80.07**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	3	$195,875.00	0.05	358	35.51	13.237	551	66.19
300,000.01 - 350,000.00	144	49,438,784.00	12.86	357	40.40	6.905	619	79.94
350,000.01 - 400,000.00	293	109,225,574.00	28.40	356	41.14	6.849	622	80.56
400,000.01 - 450,000.00	187	79,663,554.00	20.72	354	39.81	6.678	636	80.34
450,000.01 - 500,000.00	136	64,916,018.00	16.88	357	39.67	6.608	634	80.88
500,000.01 - 550,000.00	52	27,449,146.00	7.14	353	37.53	6.629	642	79.67
550,000.01 - 600,000.00	83	48,459,675.00	12.60	355	39.37	6.701	644	79.01
600,000.01 - 650,000.00	1	645,000.00	0.17	358	32.00	6.100	640	83.77
650,000.01 - 700,000.00	3	2,050,000.00	0.53	359	35.15	5.874	685	69.49
700,000.01 - 750,000.00	2	1,499,999.00	0.39	359	42.00	6.150	648	68.18
950,000.01 - 1,000,000.00	1	999,000.00	0.26	359	32.00	6.350	742	60.92
Total:	**905**	**$384,542,625.00**	**100.00**	**356**	**39.97**	**6.738**	**631**	**80.07**

*Based on the original balances of the Mortgage Loans.

DESCRIPTION OF THE GROUP II COLLATERAL

Principal Balances as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	3	$195,785.67	0.05	358	35.51	13.237	551	66.19
300,000.01 - 350,000.00	146	50,056,349.01	13.04	357	40.27	6.892	620	80.02
350,000.01 - 400,000.00	291	108,344,312.31	28.22	356	41.20	6.855	621	80.52
400,000.01 - 450,000.00	189	80,408,437.71	20.94	354	39.75	6.668	637	80.33
450,000.01 - 500,000.00	134	63,916,535.33	16.65	357	39.73	6.621	633	80.9
500,000.01 - 550,000.00	52	27,418,066.02	7.14	353	37.53	6.629	642	79.67
550,000.01 - 600,000.00	83	48,406,541.32	12.61	355	39.37	6.701	644	79.01
600,000.01 - 650,000.00	1	643,736.96	0.17	358	32.00	6.100	640	83.77
650,000.01 - 700,000.00	3	2,047,144.48	0.53	359	35.15	5.874	685	69.49
700,000.01 - 750,000.00	2	1,498,547.84	0.39	359	42.00	6.150	648	68.18
950,000.01 -1,000,000.00	1	998,070.24	0.26	359	32.00	6.350	742	60.92
Total:	**905**	**$383,933,526.89**	**100.00**	**356**	**39.97**	**6.739**	**631**	**80.07**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
121 - 180	7	$3,131,554.77	0.82	177	37.72	6.561	661	78.53
181 - 240	7	3,112,691.99	0.81	239	42.79	6.456	688	82.59
241 - 300	2	780,605.09	0.20	295	36.24	6.878	620	80.32
301 - 360	889	376,908,675.04	98.17	358	39.97	6.742	631	80.06
Total:	**905**	**$383,933,526.89**	**100.00**	**356**	**39.97**	**6.739**	**631**	**80.07**

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.000 - 5.499	30	$12,985,573.67	3.38	351	35.81	5.362	706	76.95
5.500 - 5.999	251	106,845,516.51	27.83	356	39.24	5.824	671	80.00
6.000 - 6.499	135	59,859,609.28	15.59	358	39.55	6.240	635	78.66
6.500 - 6.999	239	100,951,934.60	26.29	354	40.44	6.746	625	81.83
7.000 - 7.499	53	22,900,689.08	5.96	356	41.26	7.242	608	78.41
7.500 - 7.999	96	40,548,156.86	10.56	356	41.52	7.733	580	79.70
8.000 - 8.499	22	9,047,935.40	2.36	358	36.12	8.278	615	82.42
8.500 - 8.999	40	15,925,183.56	4.15	358	41.44	8.729	574	79.66
9.000 - 9.499	11	4,618,551.23	1.20	359	39.61	9.258	562	77.40
9.500 - 9.999	19	7,605,728.86	1.98	358	43.03	9.639	563	79.74
10.500 - 10.999	2	832,688.01	0.22	359	42.28	10.774	564	80.03
12.000 - 12.499	4	1,616,174.16	0.42	358	43.52	12.312	564	86.17
13.000 - 13.499	3	195,785.67	0.05	358	35.51	13.237	551	66.19
Total:	**905**	**$383,933,526.89**	**100.00**	**356**	**39.97**	**6.739**	**631**	**80.07**

DESCRIPTION OF THE GROUP II COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 25.00	2	$792,410.31	0.21	358	45.95	7.471	638	20.11
25.01 - 30.00	1	499,476.97	0.13	359	48.00	5.750	696	26.65
30.01 - 35.00	2	906,599.58	0.24	358	26.72	5.457	739	33.08
35.01 - 40.00	1	379,620.98	0.10	359	22.00	5.990	656	40.00
40.01 - 45.00	3	1,229,842.70	0.32	359	38.12	6.310	635	43.43
45.01 - 50.00	10	3,914,625.61	1.02	359	45.41	6.974	589	47.60
50.01 - 55.00	10	4,518,658.14	1.18	358	41.15	6.915	637	53.25
55.01 - 60.00	10	4,463,611.69	1.16	338	41.54	6.992	618	58.19
60.01 - 65.00	35	15,397,908.60	4.01	353	37.53	6.722	638	62.56
65.01 - 70.00	57	25,402,252.71	6.62	358	36.92	6.499	624	68.33
70.01 - 75.00	112	47,416,695.26	12.35	357	40.70	6.919	612	73.25
75.01 - 80.00	151	63,721,941.93	16.60	356	41.31	6.601	629	78.59
80.01 - 85.00	188	79,438,160.32	20.69	356	39.52	6.877	622	83.58
85.01 - 90.00	314	131,939,462.89	34.37	355	39.88	6.705	645	88.96
90.01 - 95.00	9	3,912,259.20	1.02	358	45.05	6.507	666	94.41
Total:	**905**	**$383,933,526.89**	**100.00**	**356**	**39.97**	**6.739**	**631**	**80.07**

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	15	$6,141,386.89	1.60	354	48.89	8.444	507	68.36
520 - 539	47	18,781,544.22	4.89	359	43.09	8.396	529	76.53
540 - 559	57	23,601,490.93	6.15	358	39.01	7.602	552	78.91
560 - 579	76	31,066,896.57	8.09	358	40.81	7.367	570	79.84
580 - 599	90	37,650,740.40	9.81	358	41.89	7.072	589	79.51
600 - 619	96	39,916,131.07	10.40	355	37.66	6.861	611	80.77
620 - 639	113	47,335,547.30	12.33	355	39.26	6.553	629	81.66
640 - 659	131	55,636,725.59	14.49	358	40.64	6.491	650	81.32
660 - 679	109	47,212,473.48	12.30	352	39.49	6.214	669	81.17
680 - 699	70	30,880,615.20	8.04	354	39.82	6.069	689	80.1
700 - 719	42	18,728,052.51	4.88	353	39.32	6.105	708	79.83
720 - 739	27	12,271,297.89	3.20	359	36.49	5.916	727	82.11
740 - 759	22	10,382,031.15	2.70	352	39.88	6.199	749	76.46
760 - 779	6	2,733,595.12	0.71	332	31.68	5.769	767	78.09
780 - 799	3	1,130,375.98	0.29	359	45.30	6.013	784	71.65
800 >=	1	464,622.59	0.12	359	36.00	7.050	805	78.15
Total:	**905**	**$383,933,526.89**	**100.00**	**356**	**39.97**	**6.739**	**631**	**80.07**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	56	$24,883,858.54	6.48	355	14.85	6.668	639	79.54
20.01 - 25.00	31	13,678,193.95	3.56	344	22.93	6.615	640	80.93
25.01 - 30.00	60	25,091,558.92	6.54	358	28.36	6.698	640	79.80
30.01 - 35.00	104	44,595,464.65	11.62	358	32.70	6.603	632	78.06
35.01 - 40.00	131	56,587,478.21	14.74	358	38.06	6.736	629	81.90
40.01 - 45.00	165	69,090,077.70	18.00	355	43.09	6.681	636	80.09
45.01 - 50.00	291	121,854,154.81	31.74	356	48.13	6.691	636	80.32
50.01 - 55.00	67	28,152,740.11	7.33	353	53.16	7.464	588	78.67
Total:	**905**	**$383,933,526.89**	**100.00**	**356**	**39.97**	**6.739**	**631**	**80.07**

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R8

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	479	$204,500,187.13	53.26	358	40.75	6.561	632	80.44
New York	110	47,585,759.60	12.39	351	41.06	7.024	640	77.58
Massachusetts	56	23,496,771.46	6.12	358	38.25	6.631	632	79.69
Florida	48	20,662,940.17	5.38	353	38.31	7.042	628	81.07
Maryland	35	14,940,461.10	3.89	358	39.85	6.952	625	79.62
Nevada	23	9,651,036.67	2.51	354	34.62	6.791	624	81.03
Connecticut	16	6,818,212.03	1.78	358	34.94	7.072	627	79.00
Illinois	16	6,527,942.81	1.70	359	40.59	6.810	639	82.39
Colorado	16	6,374,816.18	1.66	358	41.51	6.470	637	81.19
Minnesota	14	5,455,027.10	1.42	358	41.76	7.253	612	81.74
Washington	11	4,424,351.29	1.15	356	41.56	6.974	625	83.55
Michigan	9	4,234,907.72	1.10	359	36.92	6.577	642	76.28
Texas	10	3,605,214.71	0.94	343	37.54	7.393	613	76.51
Georgia	7	3,187,723.54	0.83	359	33.48	7.370	624	85.99
Pennsylvania	7	2,685,723.50	0.70	350	30.72	6.716	620	80.48
Wisconsin	6	2,429,553.32	0.63	357	43.28	7.364	643	83.13
Arizona	5	2,399,483.36	0.62	319	38.02	6.556	616	71.44
Rhode Island	5	2,036,132.59	0.53	359	41.51	6.264	630	84.29
Oregon	3	1,294,006.65	0.34	359	28.14	7.405	604	82.27
Missouri	3	1,279,761.45	0.33	356	38.11	7.693	584	79.43
Tennessee	3	1,276,345.54	0.33	226	46.08	7.534	636	78.52
North Carolina	4	1,241,251.24	0.32	359	24.32	7.885	613	85.91
Hawaii	2	1,158,788.75	0.30	359	41.72	5.759	757	75.96
Alabama	3	1,137,072.54	0.30	358	43.42	7.857	591	73.23
Utah	2	884,676.79	0.23	357	38.27	6.868	632	82.01
New Hampshire	2	833,342.46	0.22	359	45.72	7.277	592	84.86

*Geographic Distribution continued on the next page

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution (Continued)

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Louisiana	2	779,363.29	0.20	359	35.85	7.124	606	61.79
Indiana	2	716,440.27	0.19	355	30.38	6.809	655	90.00
Kansas	2	692,481.77	0.18	359	36.64	7.484	655	90.00
Vermont	1	479,544.55	0.12	359	48.00	6.250	631	80.00
Kentucky	1	430,150.59	0.11	359	50.00	7.050	674	69.44
Idaho	1	363,483.51	0.09	355	44.00	6.990	649	89.02
Ohio	1	350,573.21	0.09	358	50.00	8.500	561	90.00
Total:	**905**	**$383,933,526.89**	**100.00**	**356**	**39.97**	**6.739**	**631**	**80.07**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

OCCUPATION STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	881	$373,172,531.89	97.20	356	40.22	6.709	631	80.13
Non-Owner Occupied	14	6,178,102.10	1.61	358	25.15	7.437	665	75.06
Second Home	10	4,582,892.90	1.19	358	39.38	8.189	644	82.11
Total:	**905**	**$383,933,526.89**	**100.00**	**356**	**39.97**	**6.739**	**631**	**80.07**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	665	$283,327,872.66	73.80	356	40.06	6.631	632	80.46
Limited Documentation	123	51,891,300.82	13.52	356	37.22	7.02	613	81.07
Stated Documentation	117	48,714,353.41	12.69	356	42.34	7.065	649	76.70
Total:	**905**	**$383,933,526.89**	**100.00**	**356**	**39.97**	**6.739**	**631**	**80.07**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	859	$363,912,273.58	94.79	356	39.90	6.740	631	80.10
Refinance-Debt Consolidation No Cash Out***	40	17,606,817.41	4.59	355	41.34	6.717	649	80.14
Purchase	6	2,414,435.90	0.63	358	40.61	6.770	621	75.29
Total:	**905**	**$383,933,526.89**	**100.00**	**356**	**39.97**	**6.739**	**631**	**80.07**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE GROUP II COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
8A	72	$32,261,853.43	8.40	354	37.96	6.046	736	80.96
7A	95	41,909,262.61	10.92	353	39.56	6.058	693	79.59
6A	107	46,387,753.95	12.08	352	39.31	6.193	667	81.65
5A	117	50,117,043.29	13.05	358	40.26	6.420	650	81.42
4A	98	41,217,284.87	10.74	354	39.67	6.470	634	81.72
3A	79	32,929,480.61	8.58	355	37.96	6.678	616	80.36
2A	177	74,206,085.48	19.33	358	40.9	7.012	586	80.88
A	57	22,831,450.30	5.95	358	39.72	7.755	577	80.54
B	64	26,112,293.78	6.80	359	41.99	8.134	551	76.48
C	37	15,045,485.88	3.92	357	44.06	8.260	544	67.81
D	2	915,532.69	0.24	359	38.01	9.346	515	57.76
Total:	**905**	**$383,933,526.89**	**100.00**	**356**	**39.97**	**6.739**	**631**	**80.07**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family Detached	789	$333,079,188.82	86.75	356	39.87	6.729	632	80.07
PUD Detached	52	22,725,359.68	5.92	358	40.79	6.674	620	79.37
Condominium	33	13,796,298.43	3.59	352	41.20	6.866	609	81.45
Two-to-Four Family	27	12,872,132.68	3.35	358	39.70	6.936	657	80.23
Single Family Attached	2	705,656.52	0.18	359	42.56	6.874	620	73.97
Manufactured Housing	1	399,687.96	0.10	359	27.00	7.250	675	69.93
PUD Attached	1	355,202.80	0.09	359	55.00	6.900	594	90.00
Total:	**905**	**$383,933,526.89**	**100.00**	**356**	**39.97**	**6.739**	**631**	**80.07**

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R8

DESCRIPTION OF THE GROUP II COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	258	$109,444,247.72	28.51	358	40.15	7.151	632	78.91
12	27	11,949,432.31	3.11	336	39.98	6.832	670	77.74
24	5	2,328,730.87	0.61	358	32.98	6.489	654	81.58
30	2	422,814.92	0.11	359	41.12	7.906	560	83.54
36	613	259,788,301.07	67.66	356	39.95	6.561	629	80.64
Total:	**905**	**$383,933,526.89**	**100.00**	**356**	**39.97**	6.739	**631**	**80.07**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Non-Conforming	905	$383,933,526.89	100.00	356	39.97	6.739	631	80.07
Total:	**905**	**$383,933,526.89**	**100.00**	**356**	**39.97**	**6.739**	**631**	**80.07**

DESCRIPTION OF THE GROUP II COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.000 - 11.499	30	$12,985,573.67	3.98	351	35.81	5.362	706	76.95
11.500 - 11.999	216	92,394,355.17	28.34	357	39.75	5.824	666	80.34
12.000 - 12.499	114	50,678,027.29	15.54	358	40.09	6.237	626	79.25
12.500 - 12.999	187	78,609,787.03	24.11	358	40.21	6.746	618	82.56
13.000 - 13.499	43	18,522,035.29	5.68	359	41.01	7.242	598	78.38
13.500 - 13.999	84	35,583,897.01	10.91	359	41.43	7.734	577	79.22
14.000 - 14.499	22	9,047,935.40	2.78	358	36.12	8.278	615	82.42
14.500 - 14.999	36	14,243,835.98	4.37	358	41.36	8.745	571	78.83
15.000 - 15.499	11	4,618,551.23	1.42	359	39.61	9.258	562	77.40
15.500 - 15.999	17	6,790,768.67	2.08	358	44.66	9.628	564	80.16
16.500 - 16.999	2	832,688.01	0.26	359	42.28	10.774	564	80.03
18.000 - 18.499	4	1,616,174.16	0.50	358	43.52	12.312	564	86.17
19.000 - 19.499	2	125,847.31	0.04	359	44.14	13.174	575	77.04
Total:	**768**	**$326,049,476.22**	**100.00**	**358**	**40.11**	**6.752**	**626**	**80.31**

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.000 - 5.499	30	$12,985,573.67	3.98	351	35.81	5.362	706	76.95
5.500 - 5.999	216	92,394,355.17	28.34	357	39.75	5.824	666	80.34
6.000 - 6.499	114	50,678,027.29	15.54	358	40.09	6.237	626	79.25
6.500 - 6.999	187	78,609,787.03	24.11	358	40.21	6.746	618	82.56
7.000 - 7.499	43	18,522,035.29	5.68	359	41.01	7.242	598	78.38
7.500 - 7.999	84	35,583,897.01	10.91	359	41.43	7.734	577	79.22
8.000 - 8.499	22	9,047,935.40	2.78	358	36.12	8.278	615	82.42
8.500 - 8.999	36	14,243,835.98	4.37	358	41.36	8.745	571	78.83
9.000 - 9.499	11	4,618,551.23	1.42	359	39.61	9.258	562	77.40
9.500 - 9.999	17	6,790,768.67	2.08	358	44.66	9.628	564	80.16
10.500 - 10.999	2	832,688.01	0.26	359	42.28	10.774	564	80.03
12.000 - 12.499	4	1,616,174.16	0.50	358	43.52	12.312	564	86.17
13.000 - 13.499	2	125,847.31	0.04	359	44.14	13.174	575	77.04
Total:	**768**	**$326,049,476.22**	**100.00**	**358**	**40.11**	**6.752**	**626**	**80.31**

DESCRIPTION OF THE GROUP II COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
3.000 - 3.249	1	$559,387.05	0.17	359	35.00	5.500	742	79.43
3.500 - 3.749	2	859,766.30	0.26	359	34.68	5.548	703	66.68
4.500 - 4.749	3	1,459,446.30	0.45	359	44.84	5.658	728	83.71
4.750 - 4.999	57	24,752,240.45	7.59	357	38.84	6.089	727	82.65
5.000 - 5.249	76	33,940,981.16	10.41	359	40.85	6.066	688	81.17
5.250 - 5.499	87	37,317,504.74	11.45	355	39.09	6.150	664	81.76
5.500 - 5.749	94	40,711,528.54	12.49	359	40.07	6.378	646	80.86
5.750 - 5.999	87	36,892,093.33	11.31	356	39.46	6.451	626	81.80
6.000 - 6.249	222	93,340,104.66	28.63	358	40.07	6.948	594	81.11
6.250 - 6.499	48	18,630,614.79	5.71	358	38.82	7.708	571	79.13
6.500 - 6.749	62	25,446,766.70	7.80	358	42.58	8.192	544	76.37
6.750 - 6.999	29	12,139,042.20	3.72	359	42.95	8.335	546	66.88
Total:	**768**	**$326,049,476.22**	**100.00**	**358**	**40.11**	**6.752**	**626**	**80.31**

DESCRIPTION OF THE GROUP II COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
January 2006	11	$4,256,947.41	1.31	353	40.69	8.040	602	79.49
February 2006	28	11,642,249.94	3.57	354	40.83	6.940	611	79.35
March 2006	11	4,388,959.27	1.35	355	38.27	6.853	591	83.46
May 2006	1	598,780.70	0.18	357	47.00	7.990	680	89.55
June 2006	21	9,228,043.42	2.83	358	38.30	6.931	618	78.49
July 2006	696	295,934,495.48	90.76	358	40.14	6.717	628	80.35
Total:	**768**	**$326,049,476.22**	**100.00**	**358**	**40.11**	**6.752**	**626**	**80.31**

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	768	$326,049,476.22	100.00	358	40.11	6.752	626	80.31
Total:	**768**	**$326,049,476.22**	**100.00**	**358**	**40.11**	**6.752**	**626**	**80.31**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	768	$326,049,476.22	100.00	358	40.11	6.752	626	80.31
Total:	**768**	**$326,049,476.22**	**100.00**	**358**	**40.11**	**6.752**	**626**	**80.31**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

ABS Banking	
Nita Cherry	212-250-7773
Ryan Stark	212-250-8473
Elton Wells	212-250-5225
Brian Haklisch	212-250-8745
ABS Structuring	
Gary Huang	212-250-7943
Bill Yeung	212-250-6893
ABS Collateral	
Steve Lumer	212-250-0115
Erica Pak	212-250-2247
Chris Sudol	212-250-0507

Rating Agencies

Standard & Poor's	
Linda Wu	212-438-1567
Moody's	
Dhruv Mohindra	212-553-4143
Fitch	
Elinor Chan	212-908-0264
DBRS	
Quincy Tang	212-635-3277